Mail Stop 4561

April 12, 2007

Via U.S. Mail and Fax (407) 251-8455
Mr. Malcolm J. Wright
Chief Executive Officer and Chief Financial Officer
American Leisure Holdings, Inc.
2460 Sand Lake Road
Orlando, FL 32809

>   RE: **American Leisure Holdings, Inc.**
>   **Form 10-KSB for the fiscal year ended December 31, 2005**
>   **Filed March 31, 2006**
>   **File No. 333-48312**

Dear Mr. Wright:

We have reviewed your response letter dated March 16, 2007 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Cash Flows, page F-5

1.   We read your response to prior comment 2. We note that certain amounts included in the rollforward relating to amortization of deferred financing costs and the unpaid balance at 12/31/2004 do not agree to amounts disclosed in your financial statements. Please advise.

2.   Based on the rollforward in your response to prior comment 2 it appears that total interest paid, as reported in your statements of cash flows, excludes $2.2 million of capitalized interest which was also paid during the year. If so, please revise to

include such amount in your disclosure of total interest paid or further explain to us why such amount is properly excluded.

Note 4 – Acquisitions, page F-15

3.   We read your response to prior comment 3. We do not understand how you have determined to consolidate just the assets and liabilities of TraveLeaders and not the operations and we are unaware of any accounting literature that would allow this. Please restate your financial statements to include the operations of TraveLeaders on a consolidated basis which would include all of the revenues and expenses This should be done for all periods since the acquisition of TraveLeaders.

4.   Please revise to include your consolidation policy as it relates to TraveLeaders. Within this disclosure include disclosure regarding your relationship with AWT (former owner of TraveLeaders) and include details regarding the responsibilities of AWT and the fact that they receive a management fee for their services.

Note 14. Stockholders Equity and Redeemable Preferred Stock

Warrants, page F-25

5.   Please explain to us why section 4 (k) of the Series A Preferred Stock Designation was included in the agreement if, as your response asserts, there is no possible scenario where this provision would adjust the conversion rate.

6.   We note that in your revised disclosure, the number of warrants and the related dollar value issued during 2005 for loan guarantees and financing costs has changed significantly from your previous amendment. Please advise.

Form 10-QSB for the period ended June 30, 2006

Note E – Related Party Transactions, page 9

7.   We reviewed your response to prior comment 13 and reissue our prior comment in its entirety. Please revise your financial statements to record the sale of CLM during the period in which the transaction closed, which we understand was August 2006, or further explain to us why it is appropriate to recognize the sale as of June 30, 2006 when you did not actually close on the sale until August 2006.

8.   Please provide us with the following information:

- Tell us why the Consolidated Balance Sheets do not reflect any assets or liabilities of discontinued operations.

- Tell us why the Consolidated Statements of Operations includes the gains (losses) from discontinued operations under the heading "gain (loss) from continuing operations.
- Tell us why the Consolidated Statement of Operations for the three months ended June 30, 2005 have not been adjusted for discontinued operations.
- Tell us why the table in note I shows the gain on sale of discontinued operations as being in 2005 and not 2006.

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief